Mail Stop 4561

February 15, 2008

Mr. Kenton K. Adler
Chief Executive Office
TTM Technologies, Inc.
2630 South Harbor Boulevard
Santa Ana, CA 92704

      Re: **TTM Technologies, Inc.**
              Registration Statement on Form S-3
              Filed January 15, 2008
              File No. 333-148687

Dear Mr. Adler:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

Exhibits

1.   Please tell us whether you plan to file the form of indenture relating to the debt securities in a pre-effective amendment. Refer to Sections 305(b)(2) and 309(a)(1) of the Trust Indenture Act of 1939. Please note that an indenture must be filed and qualified prior to effectiveness of the registration statement where the debt securities are being offered on a delayed basis and the specific terms of that debt have yet to be determined. Please refer to interpretation D.31 of the July 1997 manual of publicly available telephone interpretations, which provides guidance applicable to your filing.

2.   Although the Form T-1 may be filed as an exhibit at the time of a take down off
        the shelf, please revise to list the Form T-1 as Exhibit 25 and indicate that you
        will file it by amendment.

3.   Please submit a revised legal opinion that includes a signatory. Also, please
        confirm that the reference to the Delaware General Corporation Law is intended
        to encompass other Delaware statutory provisions as well as all applicable
        provisions of the Delaware Constitution and reported judicial decisions
        interpreting these laws.

Form 10-Q for the Quarterly Period Ending October 1, 2007

Controls and Procedures, page 28

4.   In expressing your conclusions regarding the effectiveness of your "disclosure
        controls and procedures", you recite only a portion of that term as defined in Rule
        13a-15(e). In your response letter, please indicate whether the evaluation of
        effectiveness was conducted with respect to the complete definition, rather than
        only the portion of the definition that you recite in this section. In future filings,
        please tie the effectiveness conclusion to the definition of disclosure controls and
        procedures set out in Rule 13a-15(e), or recite the entire definition.

                                              *****

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call LaTonya Reynolds at (202) 551-3535. Should you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile: (602) 445-8615
        Michael L. Kaplan, Esq.
        Greenberg Traurig, LLP